Exhibit 4.1

                           CERTIFICATE OF AMENDMENT OF
                  THE RESTATED CERTIFICATE OF INCORPORATION OF
                             ASA INTERNATIONAL LTD.
              a Delaware corporation incorporated on April 1, 1986
                     pursuant to the General Corporation Law
                            of the State of Delaware


         ASA International Ltd. (the "Corporation"), organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

         Pursuant to the General Corporation Law of the State of Delaware, a resolution was duly adopted by the Directors of the Corporation setting forth the following amendment to the Restated Certificate of Incorporation of the Corporation and declaring said amendment to be advisable and at a special meeting in lieu of an annual meeting of the Stockholders of the Corporation approved the following amendment to the Restated Certificate of Incorporation of said Corporation.

         The first paragraph of Article Fourth is amended and restated to read as follows:

         FOURTH. The total number of shares of all classes of stock that the Corporation shall have the authority to issue is 9,000,000 shares, $0.01 par value, which shall consist of 8,000,000 shares of Common Stock, $.01 par value per share ("Common Stock"), and 1,000,000 shares of preferred stock, $0.01 par value per share ("Preferred Stock").

         IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be affixed hereto and this Certificate of Amendment of the Restated Certificate of Incorporation to be executed this 30th day of July, 2002

                                           ASA INTERNATIONAL LTD.



                                           /s/ Terrence C. McCarthy
                                           ------------------------------------
                                           Terrence C. McCarthy, Vice President